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                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

COMMISSION FILE NUMBER: 000-31541

                                 SMART SMS CORP.

(Exact name of registrant as specified in its charter) 11301 Olympic Boulevard, Suite 680, Los Angeles, CA 90064, (310) 445-2599 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                  COMMON SHARES
            (Title of each class of securities covered by this Form)

                                      NONE.
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

       Rule 12g-4(a)(1)(i)  [x]                   Rule 12h-3(b)(1)(i)  [x]
       Rule 12g-4(a)(1)(ii) [ ]                   Rule 12h-3(b)(1)(ii) [ ]
       Rule 12g-4(a)(2)(i)  [ ]                   Rule 12h-3(b)(2)(i)  [ ]
       Rule 12g-4(a)(2)(ii) [ ]                   Rule 12h-3(b)(2)(ii) [ ]

                                 RULE 15D-6 [ ]
    Approximate number of holders of record as of the certification or notice date: Two Hundred and eighty (280)

Pursuant to the requirements of the Securities Exchange Act of 1934, Smart SMS Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE: JANUARY 31, 2007                      /s/ Gordon F. Lee



                                            Name: Gordon F. Lee
                                            Title: Chief Executive Officer,
                                            Chief Financial Officer and Director